UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of JANUARY 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

CORPORATE GOVERNANCE AND 2003 CALENDAR FOR COMPANY EVENTS

The Fiat Group website (www.fiatgroup.com) has been integrated with a specific section dedicated to “corporate governance”.

Main corporate governance tools for use of shareholders and the market are reported in full in some pages that can be directly accessed from the home page or from the “Financial Information” section.

The following documents can be found in the “corporate governance” section:

•	2003 Calendar for Company Events

•	Members of the Board of Directors, of the Board of Statutory Auditors, and of the Committees established by the Board of Directors

•	Guidelines for the Internal Control System

•	Charter of the Audit Committee

•	Duties and Functions of the Compensation Committee

•	Guidelines for Significant Transactions and Transactions with Related Parties

•	Internal Dealing Regulation and Relevant Persons

•	Fiat’s Articles of Association

•	Regulations for Stockholders’ Meetings

The calendar for Company events scheduled for 2003 is as follows:

February 28	Results for the fourth quarter and for the entire 2002 fiscal year
March 27	Preliminary Financial Statements for the 2002 fiscal year and possible proposal for distribution of dividends payable in June
May 10/13	Stockholders Meeting (1st and 2nd call) and results for the first quarter of 2003
July 31	Results for the second quarter and for the first half of 2003
September 10	Approval of the 2003 Half-yearly Report
October 31	Results for the third quarter 2003

Turin, January 7, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 7, 2003

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney